EXHIBIT 99.1

LEVON RESOURCES LTD.
Suite 500, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("Levon Shareholders") and the holders of options to purchase common shares ("Levon Optionholders" and, together with Levon Shareholders, "Levon Securityholders") of Levon Resources Ltd. ("Levon") will be held at the Metropolitan Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on June 3, 2015 at 10:00 a.m. (Vancouver time) for the following purpose:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated May 1, 2015 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), the full text of which is set forth in Appendix A to the accompanying Management Information Circular (the "Circular");

2.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving a new rolling stock option plan for Levon for use following completion of the Arrangement, the full text of which is set forth in the Circular; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement, and is deemed to form part of this Notice of Meeting.

Levon Securityholders are entitled to vote at the Meeting either in person or by proxy.  Registered Levon Shareholders and Levon Optionholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form(s) of proxy in accordance with the instructions set out in the proxy and in the Circular.  In order to be valid for use at the Meeting, proxies must be received by Valiant Trust Company, at its offices at 600 – 750 Cambie Street, Vancouver, British Columbia, V6B 0A2, or by fax number 604-681-3067, or by toll free (in Canada) fax number 1-855-375-6916, or by Internet voting at https://proxy.valianttrust.com at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  Please advise Levon of any change in your mailing address.

If you are not a registered Levon Shareholder, please refer to the section in the Circular entitled "General Proxy Information – Non-Registered Holders" for information on how to vote your Levon Shares.

Registered Levon Securityholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Levon securities subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order is set forth in Appendix D to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 1st day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"

Ron Tremblay
President & Chief Executive Officer